April 16, 2009

Lynn Dicker
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington, D.C. 20549

Re: Zilog, Inc.
        Form 10-K for fiscal year ended March 31, 2008
        File No. 1-13748

Dear Ms. Dicker:

We have reviewed your comments in your letter dated April 2, 2009 related to our financial statements and related disclosures. Set forth below are our responses to your comments.

Form 10-K for fiscal year ended March 31, 2008

Note 6. Stock-Based Compensation and Stockholders' Equity, page 61
  SEC Comment: We note from your response to prior comment 3 that you calculate your estimated volatility on a 50/50 blend of your historical volatility and a peer group implied volatility. In regards to your use of an implied volatility of a peer group, please explain to us in greater detail how your peer company analysis considers the factors in Questions 3 and 4 of SAB Topic 14.D.1

  Response: As to Question 3 of SAB Topic 14.D.1 "Frequency of Price Observations", the Company uses daily data points when analyzing all historical volatility. The Company believes the traded volume on its common stock and those of its peer group (IXYS, RMTR, QUIK, MCHP, CY, ATML and STM) used in the calculation of volatility is sufficient to demonstrate an active market. In accordance with SAB 14.D.1 an active market is sufficient to justify the use of daily data points in calculating expected volatility.

  Response: As to Question 4 of SAB Topic 14.D.1 "Consideration of Future Events", the Company was not aware of future events at March 31, 2008 that would have sufficient impact to significantly change the calculated volatility that would result in a material impact on the stock based compensation expense for the applicable reporting periods. The Company believes the market effectively embeds its view of current and future known, and sometimes unknown, events into the daily trading volumes and market prices of the companies trading instruments used in calculating the blended volatility on a relatively "real time" basis. It should also be noted that moving the volatility rate for the Company from 45.3 % used in Fiscal 2008 up or down 5 percentage points (a greater than 10 percent adjustment) would have an impact of +/- $100,000 on the financial results over the life of the option grants which is typically 4 years. This would be considered a material movement and realistically would have an immaterial impact on the results.

  Response: Finally, and just to recap as to the use of the blended methodology for volatility, the Company's common stock began trading in the public market (NASDAQ) in March, 2004 and as such lacked trading history that would adequately cover the estimated life of its new option grants. This necessitated the use of a blended methodology for calculating volatility using both the Company's trading activity blended with a designated peer group that it has consistently used since 2004. Fiscal 2008 volatility as calculated for the Company on a stand alone basis was 51.1% as compared to the blended volatility including the peer group used in the financial statements of 45.3%. The difference when calculating the stock based compensation that would be expensed over the lives of the fiscal 2008 grants is not material. For fiscal 2009 (subject to external audit) the Company's volatility is approximately 51.3% as compared to the blended volatility of approximately 51.9%, the difference equating to a $1,000 impact on the expense cost of the fiscal 2009 option grants, also clearly not material.

  Additionally, the Company now has common stock trading history that exceeds the estimated life in terms of years of the Company's option grants (approximately 4.77 years for fiscal 2009). As such, beginning April 1st, 2009 (or the fiscal 2010 year) the Company expects to use its own stand alone basis calculated volatility versus the blended method used to date when calculating stock based compensation expense on all prospective option grants beginning in fiscal 2010.

You may contact me at (408) 513-1555 if you have questions regarding our responses to your comments on the financial statements and related matters.

Sincerely,

/s/ Perry J. Grace

Perry J. Grace
Chief Financial Officer
Executive Vice President
Principle Accounting Officer